EX - 77C



Meeting of Stockholders

On June 10, 2014, the Fund held its Annual Meeting of Shareholders. The following Directors were elected by the following votes: Margaret Duffy 3,986,092 For; 142,371 Abstaining, Sean Hawkshaw 3,524,860 For; 603,603 Abstaining. Peter Hooper and David Dempsey continue to serve in their capacities as Directors of the Fund.